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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
                                 (Rule 14d-100)

                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             TRANSWITCH CORPORATION
                       (Name of Subject Company (Issuer)

                             TRANSWITCH CORPORATION
                                   (Offerors)

            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person)

                        4 1/2% Convertible Notes due 2005
                         (Title of Class of Securities)

                                   894065 AB7
                                   894065 AA9
                     (CUSIP Numbers of Class of Securities)

                                   SANTANU DAS
                             TRANSWITCH CORPORATION
                               3 ENTERPRISE DRIVE
                                SHELTON CT 06484
                                 (203) 929-8810

                                    Copy to:

                            Timothy C. Maguire, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
                     (Name, address, and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

=============================================================================
    TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
-----------------------------------------------------------------------------
         $140,000,000                                 $12,880
-----------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by TranSwitch Corporation of the maximum principal amount of notes that could be tendered at the maximum price.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $12,880
  Form or Registration No.: 5-49058
  Filing Party:  TranSwitch Corporation
  Date Filed: February 11, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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         TranSwitch Corporation ("Purchaser"), a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO, originally filed on February 11, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $200,000,000 aggregate principal amount of Purchaser's 4 1/2% convertible subordinated notes due 2005 (the "Notes") at a price not greater than $700 nor less than $650 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated February 11, 2002 (the "Offer to Purchase") and in the related letter of transmittal (which, with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The Offer will expire at 12:00 midnight, New York City time, on March 11, 2002, unless extended. This Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first and second paragraphs under the subheading "Proration" under Item 2, "Terms of the Offer" in the Offer to Purchase in its entirety as follows:

         Proration. In the event that the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date (as defined below) at or below the Purchase Price exceeds the Offer Amount, then Purchaser will accept for payment such Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among such tendered Notes. Subject to the limitations of Rule 13e-4(f)(1)(ii) of the Exchange Act, Purchaser will increase the amount of Notes accepted for payment from a holder to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

         Any principal amount of Notes tendered but not purchased pursuant to the Offer, including Notes tendered pursuant to the Offer at prices greater than the Purchase Price and Notes not purchased because of proration, will be returned to the tendering holders at Purchaser's expense promptly following the earlier of the Expiration Date or the date on which such Offer is terminated.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first through fifth paragraphs under the subheading "Amendment; Extension; Waiver; Termination" under Item 2, "Terms of the Offer" in the Offer to Purchase in its entirety as follows:

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         Amendment; Extension; Waiver; Termination. Subject to applicable securities laws and the terms and conditions set forth in this Offer to Purchase, Purchaser expressly reserves the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date to (a) waive any and all conditions to the Offer; (b) extend or terminate the Offer; or (c) otherwise amend the Offer in any respect. The rights reserved by Purchaser in this paragraph are in addition to Purchaser's rights to terminate the Offer described under Item 8, "Conditions to the Offer."

         There can be no assurance that Purchaser will exercise its right to terminate or amend the Offer. Irrespective of any amendment to the Offer, all Notes previously tendered pursuant to the Offer and not accepted for purchase or withdrawn will remain subject to the Offer and may be accepted thereafter for payment by Purchaser.

         If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional materials relating to the Offer and extend the Offer for at least 5 business days from the date Purchaser first gives notice of a material change to the Offer, by press release or otherwise. In addition, Purchaser may, if it deems appropriate, extend the Offer for any other reason. In addition, if the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is increased or decreased, the Offer will remain open at least 10 business days from the date Purchaser first gives notice of such increase or decrease to holders of Notes subject to the Offer, by press release or otherwise.

         If for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for payment pursuant to the Offer) the payment for, Notes subject to the Offer is delayed or if Purchaser is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer, tendered Notes may be retained by the Depositary on behalf of Purchaser and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

         Any amendment or termination of the Offer by Purchaser will be followed promptly by a press release or other public announcement thereof. Any extension will be announced by press release or other public announcement thereof no later than 9:00 a.m. Eastern time on March 12, 2002. Without limiting the manner in which Purchaser may choose to make such announcement, Purchaser will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of announcement as Purchaser deems appropriate.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the second and fourth paragraphs under the subheading "Acceptance of

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Notes for Payment" under Item 4, "Acceptance of Notes for Payment; Accrual of
Interest" in the Offer to Purchase in its entirety as follows:

         In the event that the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date at or below the Purchase Price exceeds the Offer Amount then Purchaser will accept for payment such Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among such tendered Notes. Subject to Rule 13e-4(f)(1)(ii) of the Exchange Act, Purchaser will increase the amount of Notes accepted for payment from a holder to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

         Purchaser expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, or payment for, Notes in order to obtain any required regulatory approvals. See Item 8, "Conditions to the Offer." In all cases, payment by the Depositary to holders of consideration for Notes accepted for purchase pursuant to an Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary's account at DTC pursuant to the procedures set forth under Item 5, "Procedures for Tendering Notes," (b) a properly completed and duly executed Letter of Transmittal and (c) any other documents required by the Letter of Transmittal.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first paragraph under the subheading "Specification of Purchase Price" under Item 5, "Procedures for Tendering Notes" in the Offer to Purchase in its entirety as follows:

         Specification of Purchase Price. In accordance with the instructions contained in the Letter of Transmittal, holders desiring to tender their Notes in the Offer must properly indicate either (a) in the section therein captioned "Price at Which Notes are Being Tendered," the price (in multiples of $5 per $1,000 principal amount) at which Notes are being tendered, within the range specified above for such Notes, or (b) not specify a price, in which case the holder will be deemed to have specified the Minimum Offer Price in respect of such Notes being tendered and to accept the Purchase Price determined by Purchaser in accordance with the terms of the Offer. In accordance with the instructions contained in the Letter of Transmittal, a holder may tender different portions of the principal amount of its Notes at different prices; however, a holder may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes held by such holder. The same Notes cannot be tendered at more than one price.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the fifth paragraph under Item 6, "Withdrawal of Tenders" in the Offer to Purchase in its entirety as follows:

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         Any Notes that have been tendered pursuant to the Offer but that are not purchased will be returned to the holder thereof without cost to such holder promptly following the earlier to occur of the Expiration Date or the date on which the Offer is terminated without any Notes being purchased thereunder.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating Item 8, "Conditions to the Offer" in the Offer to Purchase in its entirety as follows:

8. Conditions to the Offer

         The Offer has no condition that a minimum principal amount of Notes be tendered in the Offer. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) Purchaser's rights to extend and/or amend the Offer, Purchaser shall not be required to accept for purchase or pay for Notes validly tendered pursuant to the Offer and may amend or extend the Offer or delay or refrain from accepting for purchase, or paying for, any such Notes, in each event, subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer if, in the reasonable judgment of Purchaser, any of the following conditions are not satisfied at the Expiration Date:

         (1) there shall not have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Notes pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer, or (b) could, in the judgment of Purchaser, materially affect the business, condition (financial or other), assets, income, operations or prospects of Purchaser and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of Purchaser and its subsidiaries, taken as a whole.;

         (2) there shall not have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or Purchaser or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the judgment of Purchaser, would or might directly or indirectly result in any of the consequences referred to in clause
(a) or (b) of paragraph (1) above;

         (3) Purchaser shall not have determined that the acceptance for payment of, or payment for, some or all of the Notes would violate, conflict with or constitute a breach

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of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which Purchaser may be bound or subject;

         (4) the United States shall not have declared war or a national emergency and the commencement or escalation of armed hostilities directly or indirectly involving the United States shall not have occurred;

         (5) there shall not have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Stock Market or in the over-the-counter market, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) a material change in United States currency exchange rates or a general suspension of or material limitation on the markets therefor, (d) any limitation (whether or not mandatory) by any federal or state authority on, or any other event which might materially affect, the extension of credit by banks or other financial institutions, (e) any significant adverse change in the market price of the Notes or Purchaser's common stock or in the United States securities or financial markets, (f) a material impairment in the trading market for debt securities, (g) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof, (h) any decline in either the Nasdaq Composite Index or the S&P 500 Composite Index by an amount in excess of 15%, measured from the close of business on February 8, 2002 or (i) any major disruption of settlements of securities;

         (6) there shall not be any adverse change or changes that have occurred or are threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Purchaser or its subsidiaries that, in Purchaser's judgment, is material to either Purchaser or its subsidiaries;

         (7) a tender or exchange offer with respect to some or all of Purchaser's common stock shares, or a merger or acquisition proposal for Purchaser, shall not have been proposed, announced or made by another person or shall not have been publicly disclosed, or Purchaser shall not have learned that a person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of Purchaser's common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of Purchaser's common stock; or

         (8) there shall not have been filed by any person or group a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire Purchaser or any shares of its common stock.

         The foregoing conditions are for the sole benefit of Purchaser and the failure of any such condition to be satisfied may be asserted by Purchaser regardless of the circumstances giving rise to any such failure and any such failure may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion. If any of the foregoing conditions to the Offer shall not

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have been satisfied, subject to the termination rights as described above,
Purchaser may, with respect to the Offer, (a) return tendered Notes to the holders who tendered them, (b) extend the Offer and retain all tendered Notes until the expiration of such extended Offer (in which case, the holders of such tendered Notes will not be entitled to additional withdrawal rights) (see Item 6, "Withdrawal of Tenders"), or (c) amend the Offer in any respect by giving written notice of such amendment to the Depositary. Purchaser also reserves the right at any time prior to the expiration of the Offer to waive satisfaction of any or all of the conditions to the Offer. The failure of Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time prior to the expiration of the Offer.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the third paragraph under Item 10, "The Dealer Manager, Depositary and Information Agent" in the Offer to Purchase in its entirety as follows:

         Subject to Rule 14e-5 of the Exchange Act, from time to time the Dealer Manager may trade securities of Purchaser for its own account or for the accounts of its customers and, accordingly, may hold long or short positions in the Notes at any time.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             TRANSWITCH CORPORATION


Dated: February 26, 2002     By:  /s/ Peter J. Tallian
                                  ---------------------------------------------
                                  Name:  Peter J. Tallian
                                  Title: Senior Vice President, Chief Financial
                                         Officer and Treasurer